CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	34,565
Prepaid assets		880
Total assets	$	35,445

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable	$	-
Total liabilities		-
Member's equity		35,445
Total liabilities and member's equity	$	35,445